VIA EDGAR

August 4, 2014

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Response to your review of shareholder reports for the following issuers (each a “Registrant” and, collectively, the “Registrants”):

American Century Municipal Trust (811-04025)
May 31, 2013

American Century Quantitative Equity Funds, Inc. (811-05447)
June 30, 2013

American Century International Bond Funds (811-06441)
June 30, 2013

American Century Asset Allocation Portfolios, Inc. (811-21591)
July 31, 2013

American Century Growth Funds, Inc. (811-21861)
July 31, 2013

American Century California Tax-Free and Municipal Funds (811-03706)
August 31, 2013

American Century Target Maturities Trust (811-04165)
September 30, 2013

American Century Mutual Funds, Inc. (811-00816)
October 31, 2013

American Century Capital Portfolios, Inc. (811-07820)
October 31, 2013 and March 31, 2014

American Century World Mutual Funds, Inc. (811-06247)
November 30, 2013

American Century Strategic Asset Allocations, Inc. (811-08532)
November 30, 2013

American Century Investment Trust (811-07822)
March 31, 2014

American Century Government Income Trust (811-04363)
March 31, 2014

Dear Ms. Fettig:

Following are our responses to the questions and comments you raised during our phone conversation on June 27, 2014, with regard to your review of the above-referenced shareholder reports.  For your convenience, we have restated each comment prior to our answers.

P.O. Box 418210, 4500 Main Street, Kansas City, MO 64141-9210	1-800-345-2021 or 816-531-5575	americancentury.com

Ms. Christina DiAngelo Fettig
August 4, 2014

In responding to your comments, we acknowledge that: (i) each Registrant is responsible for the adequacy and accuracy of the disclosure in its respective filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

1)	Comment: Please state the reasons for the Registrants’ Form N-SAR amendments filed during 2012 and 2013.

Response:  These amendments were filed for the following reasons:

American Century Growth Funds, Inc. (N-SARB/A filed 10/15/2013)
American Century Asset Allocation Portfolios, Inc. (N-SARB/A filed 10/15/2013)
The Registrants’ former fund administrator identified that the initial filing, although visible on EDGAR, had not been technically accepted by the SEC due to a vendor software issue.  The former administrator submitted the amended filing to complete the filing process in accordance with discussions with SEC staff.

American Century Growth Funds, Inc. ( N-SARB/A filed 9/24/2012)
American Century Capital Portfolios, Inc. (N-SARB/A filed 12/24/2013)
Certain attachments were omitted from the initial filing.  The amendment was filed later the same day to include those attachments.

2)
Comment:  Where a fund commentary references a specific security as a performance contributor or detractor for the period, but that security is no longer held in the portfolio at the period end, consider disclosing that fact.

Response:  We will make this change for future reports.

3)	Comment: The Capital Value fund commentary indicates the portfolio had no exposure to REITs, but the fund’s Schedule of Investments includes a REITs category.

Response:  Although the noted exposure to REITs was nominal, for future reports we will double-check references to holdings in the commentaries to ensure consistency with the Schedules of Investments.

4)
Comment:  Consider adding disclosure to address the possibility that, although the performance of the selected class exceeded that of its benchmark, other classes may not have done so due to differences in class expenses.

Response: We will make this change for future reports.

5)	Comment: The commentary for the Global Gold fund referenced the NYSE ARCA Gold Miners Index, but the Growth of $10,000 chart cited only the MSCI World Index.

Response:  The NYSE ARCA Gold Miners Index total return data is only available from October 2004.  As the 10-year period included in the Growth of $10,000 chart begins on June 30, 2003, it is not included in the chart as the amounts would not be comparable.  A footnote accompanies the chart indicating the reason for the exclusion of the fund’s benchmark.

6)
Comment:  The Statements of Operations and Schedules of Investments for the Core Plus, Diversified Bond, NT Diversified Bond, and Short Duration funds reflected investments in derivatives, but the use of derivatives was not discussed in the funds’ commentaries.  The commentary for the Inflation-Adjusted Bond fund referenced the use of derivatives but did not describe how they affected fund performance.

Response:  In our judgment, the funds’ investments in derivatives did not materially affect the funds’ performance during the period and, as a result, they were not highlighted in the commentaries for Core Plus, Diversified Bond, NT Diversified Bond and Short Duration at March 31, 2014.

The commentary for the Inflation-Adjusted Bond fund did include a description of the impact of the fund’s investments in inflation swaps.  These derivatives were used to create an inflation “overlay,” the effect of which was described in the immediately preceding paragraph of the commentary.

Ms. Christina DiAngelo Fettig
August 4, 2014

7)
Comment:  A single commentary and benchmark are provided for all of the One Choice target date funds even though they have different glide paths.  Is the single commentary intended to cover all funds?  Consider using a blended target date index as an additional benchmark for each fund.

Response:  We believe the single commentary is sufficient despite the existence of multiple glide paths.  We will add an appropriate target date index for future reports.

8)	Comment: Provide additional explanation for the benchmark change for the Emerging Markets and NT Emerging Markets funds.

Response:  Emerging Markets and NT Emerging Markets changed their benchmarks from the MSCI Emerging Markets Growth Index to the MSCI Emerging Markets Index because the MSCI Emerging Markets Index is the more common benchmark in the industry and is expected to better facilitate current and future clients’ understanding of the funds’ performance.  The funds do not directly track either benchmark but include elements of both.

9)	Comment: Consider adding a glossary to provide definitions of each benchmark.

Response:  We believe our current practice is adequate.

10)	Comment: Global Gold was invested 69% in Canada. Is the risk of concentration of investments in Canada disclosed in the prospectus?

Response:  The prospectus discloses a number of risks, including the risks of non-diversification, concentration of investments in gold companies, and foreign investing.  We will enhance this disclosure by adding a single-country risk factor specific to Canada at the fund’s next annual prospectus update.

11)	Comment: For funds that invest in multi-class money market funds/cash sweep vehicles, disclose the class of shares being used.

Response:  The money market fund used by the majority of our funds as the cash sweep vehicle has historically offered only one class of shares.  During June 2014, the money market fund added new classes so we will disclose both the fund name and applicable class going forward.

12)
Comment:  Is it appropriate to classify investments in business development companies as investments in the capital markets industry, or is there a better categorization or another way to highlight these securities?  Are acquired fund fees and expenses (“AFFE”) for such investments factored into the fee tables?

Response:  Our current practice is to utilize the Global Industry Classification Standard (GICS) for our Industry and Sub-Industry groupings. We believe this disclosure is appropriate.  Expenses incurred through indirect ownership of business development companies are included in our calculation of AFFE.

13)
Comment:  Where a fund of funds has a significant allocation to an underlying fund, consider directing shareholders to the underlying fund’s shareholder report for more information about the underlying fund.

Response:  We will add language to fund of funds shareholder reports directing shareholders to more information on each underlying fund and its attributes.

14)	Comment: Describe your policy for segregation of assets for credit default swaps when selling protection.

Response:  We segregate liquid assets, marked-to-market daily, on the fund’s records at least equal in value to the notional amount of credit default swaps when selling protection.

15)	Comment: Disclose any open payables to fund directors/trustees at period end.

Response:  We disclose such payables, if any.

Ms. Christina DiAngelo Fettig
August 4, 2014

16)	Comment: Consider adding a parenthetical note reference on the Statement of Changes in Net Assets to the detail of the class level activity of the capital share transactions.

Response:  We will make this change for future reports.

17)	Comment: Confirm that if redemption fees had an impact of greater than $0.01 they would be included in their own column in the financial highlights.

Response:  Our current practice is to disclose the per share impact of redemption fees as a line item within the financial highlights if the amount exceeds $0.01.

18)	Comment: Note 1 for the One Choice Portfolios indicates that the underlying funds are generally diversified. Disclose which, if any, underlying funds are not diversified.

Response:  We will add language to fund of funds shareholder reports directing shareholders to more information on each underlying fund and its attributes.

19)
Comment:  In the Foreign Currency Translation note, disclose whether the results of changes in foreign currency involved in a security transaction are captured in the Statement of Operations line item for foreign currency transactions or the investment transactions line item.

Response:  At the end of our Foreign Currency Translation note, we state the following to address the above requirement:

Net realized and unrealized foreign currency exchange gains or losses related to investment securities are a component of net realized gain (loss) on investment transactions and change in net unrealized appreciation (depreciation) on investments, respectively.

20)	Comment: Consider disclosing that there are no transfers between the fair value levels.

Response:  We will make this change for future reports.

21)	Comment: For funds of funds, which indicate that all securities are level 1, include a statement referring readers to the fair value statements of the underlying funds.

Response:  We will add language to fund of funds shareholder reports directing shareholders to more information on each underlying fund and its attributes.

22)	Comment: For funds with more than one level of security valuation, the presentation in the charts should match the level of detail provided in the Schedule of Investments.

Response:  When significant, we will disaggregate a security type into more detail consistent with the Schedule of Investments presentation.

23)	Comment: Clarify how the volume of derivatives activity is measured, e.g., number of contracts, notional value.

Response:  We will move from a qualitative statement to a quantitative disclosure for future reports.

24)	Comment: Consider adding disclosure to clarify how share class conversions are reflected in the capital share transactions chart.

Response:  Our current B Class offerings are closed to new investors and represent small percentages of the applicable funds as a whole.  We believe our current practice is adequate given the amount of exposure.

25)	Comment: Consider disclosing whether fee waivers are subject to future recapture.

Response:  To date we have not reserved the right to future recapture of fee waivers.  If this were to change with respect to future waivers, we would provide appropriate disclosure to that effect.

Ms. Christina DiAngelo Fettig
August 4, 2014

26)	Comment: Consider including a statement that indicates that AFFE is excluded from the unified management fee.

Response:  When a fund’s exposure to AFFE related expenses is significant, we add a paragraph providing more detail on these expenses in the Fees and Transactions with Related Parties note.  We believe this disclosure is adequate.

27)	Comment: When describing the borrowing fees associated with securities sold short, disclose to whom fees are paid and the manner in which they are charged.

Response:  We will make this change for future reports.

28)	Comment: Confirm that we have considered and described, if appropriate, items required by ASU 2011-11, balance sheet offsetting.

Response:  Our practice is to provide the required disclosure in the Derivatives Instruments note when those amounts are material to the financial statements.

29)	Comment: Consider providing additional fund-specific disclosure concerning the approval of management agreements pursuant to N-1A Item 27(d)(6).

Response:  We believe the level of disclosure currently provided is adequate, consistent with industry practice, and complies with the requirements of Form N-1A.  Nevertheless, we will provide additional fund-specific disclosures relating to fee and performance considerations going forward.

30)	Comment: Consider providing a more specific lead-in to the hypothetical expense examples.

Response:  We will provide additional language in the lead-in to highlight variations in the calculations related to fee waivers and B Class conversion when applicable.

If you have any questions with regard to the above responses, please contact the undersigned at bbx@americancentury.com or (816) 340-7276.

Sincerely,

/s/ Brian L. Brogan
__________________________________
Brian L. Brogan
Associate General Counsel